EXHIBIT 99.5

To the Shareholders

We have audited the accompanying consolidated financial statements of Mercator Minerals Ltd., which comprise the consolidated balance sheet as at December 31, 2010, the consolidated statements of operations, comprehensive loss and deficit and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Mercator Minerals Ltd. as at December 31, 2010, and its consolidated results of operations and its consolidated cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Other matters

Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information included in Exhibit 99.5 entitled "Reconciliation with United States Generally Accepted Accounting Principles" is presented for purposes of additional analysis and requirements under securities legislation. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

The consolidated financial statements of Mercator Minerals Ltd. as at and for the years ended December 31, 2009 and 2008 were audited by other auditors, who expressed an unqualified opinion on those statements in their report dated March 30, 2010 and who expressed an unqualified opinion on the supplementary information included in Exhibit 99.5 entitled "Reconciliation with United States Generally Accepted Accounting Principles" in their report dated October 24, 2011.

Chartered Accountants

Vancouver, Canada
March 31, 2011, except as to the Reconciliation with United States Generally Accepted
Accounting Principles which is as of October 26, 2011

Report of Independent Registered Chartered Accountants on
Reconciliation with United States Generally Accepted Accounting Principles

To the Shareholders of Mercator Minerals Ltd.

We have audited the consolidated financial statements of Mercator Minerals Ltd.  (the “Company”) as at December 31, 2009 and 2008 and for  the years then ended and have issued our report dated March 30, 2010 thereon. Such consolidated financial statements and report are contained in Exhibit 99.4 of Form 40-F. Our audits also included the reconciliation with United States Generally Accepted Accounting Principles as at December 31, 2009  and for each of the two years in the period ended December 31, 2009 of the Company contained in Exhibit 99.5 of Form 40-F. This reconciliation with United States Generally Accepted Accounting Principles is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such reconciliation with United States Generally Accepted Accounting Principles as at December 31, 2009  and for each of the two years in the period ended December 31, 2009, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ BDO Canada LLP

Independent Registered Chartered Accountants
Vancouver, Canada
October 26, 2011

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Mercator Minerals Ltd.
Reconciliation with United States Generally Accepted Accounting Principles
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

The consolidated statements of Mercator Minerals Ltd. (the “Company”) as at December 31, 2010 and 2009 and for each of the years in the three year period ended December 31, 2010 have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).  Material variations in measurement relating to accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted under United States Generally Accepted Accounting Principles (“US GAAP”) are described and quantified below.

Consolidated Balance Sheets:

As at December 31	2010	2009
Total Assets under Canadian GAAP	$424,266	$381,060
Adjustment for capitalized interest (a)	35,127	36,595
Adjustment for debt issuance transaction costs (c)	5,547	2,200
Total Assets under US GAAP	$464,940	$419,855

Total Liabilities under Canadian GAAP	$335,847	$188,879
Adjustment for debt issuance transaction costs (c)	3,159	–
Adjustment for warrants (b)	53,107	32,851
Total Liabilities under US GAAP	392,113	221,730

Shareholders’ Equity under Canadian GAAP	88,419	192,181
Cumulative effect of accounting change (b)	–	(1,347)
Cumulative adjustment for warrants (b)	(53,107)	(31,504)
Cumulative adjustment for interest capitalization (a)	37,696	37,696
Cumulative adjustment for interest expense (c)	(1,214)	(751)
Cumulative adjustment for debt issuance transaction costs (c)	5,451	2,951
Cumulative adjustment for depletion (a)	(2,569)	(1,101)
Cumulative adjustment for debt extinguishment (c)	(1,849)	–
Total shareholders’ equity under US GAAP	72,827	198,125

Total liabilities and shareholders’ equity under US GAAP	$464,940	$419,855

Mercator Minerals Ltd.
Reconciliation with United States Generally Accepted Accounting Principles
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Consolidated Statements of Operations and Comprehensive Loss and Deficit:

Year ended December 31	2010	2009	2008
Net loss and comprehensive loss under Canadian GAAP	$(115,075)	$(17,581)	$(28,333)
Unrealized loss on change in fair value of warrants (b)	(23,754)	(27,460)	–
Amortization of capitalized interest expense (a)	(1,468)	(1,101)	–
Capitalization of debt issuance transaction costs (c)	2,500	–	–
Capitalization of interest expense (a)	–	4,087	17,281
Adjustment for interest expense (c)	(463)	(751)	–
Adjustment for debt extinguishment (c)	(1,849)	–	–

Net loss and comprehensive loss under US GAAP	$(140,109)	$(42,806)	$(11,052)

Basic and diluted loss per share under US GAAP	$(0.72)	$(0.31)	$(0.15)

Consolidated Statement of Cash Flows:

Year ended December 31	2010	2009	2008
Operating Activities under Canadian GAAP	$19,478	$(24,270)	$(10,613)
Reclassification of debt issuance transaction costs (c)	2,500	–	–
Reclassification of interest expense (a)	–	4,087	17,281
Operating Activities under US GAAP	$21,978	$(20,183)	$6,668

Investing Activities under Canadian GAAP	$(59,448)	$(39,147)	$(132,113)
Reclassification of interest expense (a)	–	(4,087)	(17,281)
Investing Activities under US GAAP	$(59,448)	$(43,234)	$(149,394)

Financing Activities under Canadian GAAP	$13,941	$122,595	$41,191
Reclassification of debt issuance transaction costs (c)	(2,500)	–	–
Financing Activities under US GAAP	$11,441	$122,595	$41,191

Mercator Minerals Ltd.
Reconciliation with United States Generally Accepted Accounting Principles
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

a)	Interest expense:

Under Canadian GAAP, the Company has expensed interest and finance costs incurred during the construction period, whereas under US GAAP interest incurred prior to commercial production, which commenced April 2009, is capitalized to development costs.  As a result, for US GAAP purposes, a total of $37,696 has been capitalized to mineral property, plant and equipment of which $4,087 and $17,281 relates to interest and finance costs incurred in 2009 and 2008 respectively. Amortization for the year ended December 31, 2010 is higher by $1,468 (2009 - $1,101, 2008 - $nil) relating to the amortization of the capitalized interest.  In addition, under Canadian GAAP, interest on the related debt is classified as cash flow used in operating activities whereas under US GAAP this interest is classified as cash flow used in investing activities prior to commencement of commercial production.

b)	Warrants:

Under Canadian GAAP, outstanding warrants are classified and accounted for as equity instruments. Under US GAAP, the Company’s warrants are classified and accounted for as a derivative liability in accordance with the guidance of Accounting Standards Codification (“ASC”) 815-40-15 because they have an exercise price denominated in a currency other than the Company’s functional currency thus causing them to fail the “fixed-for-fixed” criteria included in that guidance. Further, under US GAAP, the Company is required to record the warrant liability at its fair value each reporting period with the corresponding changes in fair value charged or credited to the statement of operations.

The transition provisions of ASC 815-40-15 required cumulative effect adjustments as of January 1, 2009 to reflect the amounts that would have been recognized for the warrants outstanding at the time if fair value derivative accounting had been applied from the original issuance dates of those warrants through the implementation date of the guidance. The cumulative effect of this change in accounting principle of $1,347 for US GAAP was recognized as a reduction of contributed surplus of $11,055 and increase in the deficit of $9,708 as at January 1, 2009.  The impact of the adoption of ASC 815-40 for the year ended December 31, 2009 was to increase net loss by $27,460 or $0.20 per share.

The total fair value of the warrants (agent warrants and non-agent warrants) as at December 31, 2010 is $53,107 (2009 $32,851).  The fair value of non-agent warrants was determined using external information obtained from the trading activity of these instruments on the open market.  The fair value of agent warrants was determined using the Black-Scholes option pricing model using the Company’s historical share prices and the following assumptions: (i) risk-free interest rate of 1.69%, (ii) expected volatility of 63%, (iii) expected life of 0.7 years, and (iv) a dividend yield of nil. The unrealized loss on change in fair value of warrants for the year ended December 31, 2010 was $23,754 (2009 - $27,460).  The fair value of warrants exercised and reclassified to equity during the year was $3,498 (2009 - $4,420).

c)	Debt issuance transaction costs:

Under Canadian GAAP, the Company expensed debt issuance transaction costs other than lender’s fees related to the issuance of debt.  Under Canadian GAAP, the lender’s fees associated with the Company’s Credit Facilities are netted against the debt recorded on the balance sheet and are amortized to interest expense using the effective interest method.  Under US GAAP, both lender’s fees and transaction costs are deferred as an asset and amortized over the life of the related debt using the effective interest method.  In addition, the costs amortized under US GAAP, prior to the commencement of commercial production, are capitalized to mineral property, plant and equipment as part of interest and finance costs (see note (b) above).

Accordingly for US GAAP purposes, the $3,900 lender’s fees associated with the Company’s Credit Facilities net of the amortization of $741 have been reclassified to assets and $2,500 of transactions costs have been capitalized for the year ended December 31, 2010.  The adjustment to interest expense for the year ended December 31, 2010 relating to the additional transaction costs capitalized is $112.

Mercator Minerals Ltd.
Reconciliation with United States Generally Accepted Accounting Principles
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

c)	Debt issuance transaction costs (continued):

Transaction costs totaling $5,092 related to the Company’s Notes have been capitalized for US GAAP purposes, resulting in additional interest expense for 2010 and 2009 of $351 and $751 respectively.  The additional interest of $2,141 incurred on amortization of these costs prior to commencement of commercial production in April 2009 has been included in capitalized interest for US GAAP purposes (see note (a) above). The increase to the loss on extinguishment of the debt in 2010 was $1,849.

d)	Share-based Compensation:

Under US GAAP, employee stock options that have an exercise price denominated in a currency other than the functional currency of the Company are recorded as liabilities unless the employee stock options are denominated in the currency of which the employee is remunerated. However, the guidance of ASU 2010-13 “Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” indicates that these options may be recorded and classified as equity instruments if they are denominated in the currency of the stock market where the majority of the Company’s shares trade. The Company has chosen to early adopt this guidance with the result that its employee share purchase options are recorded and classified as equity instruments.

e)	New accounting pronouncements:

The Financial Accounting Standards Board (FASB) has amended standards related to variable interest entities and financial assets.  The standards eliminate the concept of a qualifying special-purpose entity, establish new criteria for consolidation of variable interest entities and create more stringent conditions for the treatment of transfers of financial assets.  The statements were effective for the Company on January 1, 2010.  The adoption of this standard had no effect on the consolidated financial statements.

The FASB has amended standards related to stock based compensation.  The amendments clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition.  Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity.  The amendments are effective for fiscal years beginning on or after December 15, 2010, with early adoption permitted. The Company has early adopted this standard effective January 1, 2010 with no effect on the consolidated financial statements.

Transition to International Financial Reporting Standards

The Company will report consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for 2011, with comparative figures for the corresponding periods for 2010.  As such the Company will not be presenting a reconciliation to US GAAP in future periods.